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                                               FILED BY KINROSS GOLD CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                         AND DEEMED FILED PURSUANT TO RULE 14D-2
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                   SUBJECT COMPANY:  CROWN RESOURCES CORPORATION
                                           COMMISSION REGISTRATION NO. 333-11516


[LOGO] CROWN RESOURCES

                                                                NEWS FOR RELEASE


                                                               February 27, 2006

         CROWN RESOURCES CORPORATION AND KINROSS GOLD CORPORATION MODIFY EXCHANGE RATIO, ELIMINATE VALUATION COLLAR AND EXTEND ACQUISITION AGREEMENT

DENVER, COLORADO: Crown Resources Corporation (OTCBB-CRCE) ("Crown") announced that it has signed a Fifth Amendment ("Amendment") with Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross") to extend the termination date of the definitive acquisition agreement (the "Agreement") to December 31, 2006. Under the agreement, Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometers by road from Kinross' Kettle River gold milling facility.

Under the terms of the Amendment to the Agreement, shareholders of Crown will receive 0.32 shares of Kinross for each share of Crown without a transaction valuation collar. Formerly, the exchange ratio was fixed at 0.34 shares of Kinross for each share of Crown, subject to a transaction valuation collar whereby the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would have been US$110 million and the minimum value would have been US$77.5 million.

With this Amendment, the termination date of the Agreement has been extended from March 31, 2006 to December 31, 2006 to allow Kinross to complete a definitive registration statement. The transaction is subject to regulatory approvals, a minimum two-thirds approval at a special meeting of Crown shareholders and other customary closing conditions.

Kinross has also agreed to loan Crown US$2.0 million if the transaction is not closed by July 1, 2006. The US$2.0 million would be used to buyout the only existing net smelter return royalty from a third party covering the ore body at the Buckhorn Mountain property. The loan will have three-year term and bear interest at the published (Wall Street Journal) prime rate at the time of borrowing, plus 3%.

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WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE TRANSACTION:

This press release is not, and is not intended to be, a solicitation of proxies or an offer of securities. Investors and security holders of Kinross and Crown are urged to read the proxy statement/prospectus and other relevant materials contained in the registration statement filed by Kinross on Form F-4 and subsequent amendments thereto, when they become available, as they contain important information about Kinross, Crown and the proposed acquisition. The proxy statement/prospectus and other relevant materials, and any other documents to be filed by Kinross or Crown with the SEC, are available free of charge at the SEC's website at http://www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials may also be obtained from Kinross, when finalized and available.



This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross and Crown, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Development of Buckhorn Mountain is subject to the successful completion and implementation of an economically viable mining plan, obtaining the necessary permits and approvals from various regulatory authorities, and compliance with operating parameters established by such authorities. Important factors that could cause actual results to differ materially from Kinross' and Crown's expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' and Crown's documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information from Crown, contact:

    CHRISTOPHER E. HERALD                 DEBBIE W. MINO
    President & CEO                       Director - Investor Relations
    Tel. (303) 534-1030                   Tel. (800) 229-6827